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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Amendment No. 1

EXPLANATORY NOTE

This amendment number 1 to our Form 15 filed on 2/1/2007 is filed for the purpose of correcting the original box (X) to designate the appropriate rule provision. Because of the number of holders the correct box (X) should have been Rule 12g-4(a)(1)(ii).

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-18260

DISTRIBUTED POWER, INC.

(Exact name of registrant as specified in its charter)

360 Main Street  P.O. Box 393 Washington Virginia 22747

540-675-3149

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	( )	Rule 12h-3(b)(1)(i)	( )
Rule 12g-4(a)(1)(ii)	(X)	Rule 12h-3(b)(1)(ii)	( )
Rule 12g-4(a)(2)(i)	( )	Rule 12h-3(b)(2)(i)	( )
Rule 12g-4(a)(2)(ii)	( )	Rule 12h-3(b)(2)(ii)	( )
		Rule 15d-6	( )

Approximate number of holders of record as of the certification or notice date:   302

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   March 13, 2007

By: /s/ Joseph J. Meuse

Title: Director